UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

FOR IMMEDIATE RELEASE 19 MAY 2005

JOINT ANNOUNCEMENT BY N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ (“ROYAL DUTCH”), THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY (“SHELL TRANSPORT”) AND ROYAL DUTCH SHELL PLC (“ROYAL DUTCH SHELL”)

ANNOUNCEMENT OF FINAL PROPOSALS FOR THE RECOMMENDED UNIFICATION OF ROYAL DUTCH AND SHELL TRANSPORT

Summary

•

Today, the Royal Dutch Boards, the Shell Transport Board and the Royal Dutch Shell Board are announcing final proposals for the recommended unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell, which was initially announced on 28 October 2004.

•

Full documentation containing further details of the Transaction will be made available to shareholders today. Shareholders are encouraged to refer to this detailed documentation and are urged to take the action described therein to support the proposals.

•

Implementation of the Transaction will be subject to approval by the shareholders of Royal Dutch and Shell Transport as well as other conditions set out in Appendix 1 to this announcement. The approval of Royal Dutch Shareholders will be sought at the Royal Dutch annual general meeting on 28 June 2005 while the approval of Shell Transport Shareholders will be sought at meetings following the Shell Transport annual general meeting, also on 28 June 2005.

•	It is expected that Completion will take place, and that trading in Royal Dutch Shell Shares will commence, on 20 July 2005.

Background to and reasons for the Transaction

•

On 28 October 2004, the Royal Dutch Boards and the Shell Transport Board announced that they had unanimously agreed to propose to their shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell.

•	The Transaction will result in one parent company, with one board, one Chairman and one Chief Executive.
•

The Boards of Royal Dutch and Shell Transport believe that implementation of the Transaction together with the governance proposals announced on 28 October 2004 will deliver significant benefits, including: increased clarity and simplicity of governance; increased management efficiency; increased accountability; and flexibility in issuing equity and debt.

The Transaction

•

The Transaction will be effected: (i) by way of an exchange offer by Royal Dutch Shell for the Royal Dutch Shares; and (ii) by way of a scheme of arrangement of Shell Transport under section 425 of the Companies Act.

•

The terms of the Transaction reflect the current “60:40” ownership of the Royal Dutch/Shell Group by Royal Dutch and Shell Transport. The terms seek to ensure that investors in Royal Dutch and Shell Transport are offered Royal Dutch Shell Shares or Royal Dutch Shell ADRs representing the equivalent economic interest in the RDS Group on implementation of the Transaction as their existing shares or ADRs represent in the Royal Dutch/Shell Group.

•	To facilitate the preservation of the current tax treatment of dividends for shareholders, Royal Dutch Shell will have two classes of ordinary shares, “A” Shares and “B” Shares.
•

Royal Dutch Shareholders are being offered “A” Shares under the Royal Dutch Offer, with the exception of holders of Royal Dutch New York Registered Shares who are being offered “A” ADRs. Shell Transport Ordinary Shareholders are being offered “B” Shares under the Scheme and holders of Shell Transport ADRs are being offered “B” ADRs.

•	Under the terms of the Transaction, shareholders will receive respectively:
for each Royal Dutch Bearer Share or Royal Dutch Hague Registered Share tendered:	2 “A” Shares
for each Royal Dutch New York Registered Share tendered:	1 “A” ADR
for each Shell Transport Ordinary Share:	0.287333066 “B” Shares
for each Shell Transport ADR:	0.861999198 “B” ADR
•	Royal Dutch Shell has applied for its shares to be listed and admitted to trading in London and Amsterdam. Royal Dutch Shell ADRs will be listed on the New York Stock Exchange.

Dividends

•	The “A” Shares and the “B” Shares will have identical rights except for the Dividend Access Mechanism by which dividends having a UK source are intended to be paid to holders of “B” Shares.
•

In setting the level of the dividend, the Royal Dutch Shell Board will seek to increase dividends at least in line with inflation over time. The base for the 2005 financial year will be the dividends paid by Royal Dutch in respect of the financial year ended 31 December 2004.

•

Royal Dutch Shell will pay dividends on a quarterly basis and declare its dividends in euro. Dividends declared on the “A” Shares will be paid in euro, although holders of “A” Shares will be able to elect to receive dividends in Pounds Sterling. Dividends declared on the “B” Shares will be paid in Pounds Sterling, although holders of “B” Shares will be able to elect to receive dividends in euro. Holders of “A” ADRs and “B” ADRs will receive dividend payments in US Dollars.

•

The Pounds Sterling and US Dollar amounts that will be paid to investors in Royal Dutch Shell who receive dividends in those currencies will be announced at the same time as the declaration of the dividend in euro.

Buy backs

•	Royal Dutch Shell intends to continue the US$3 billion to US$5 billion share buy back programme for 2005 announced by Royal Dutch and Shell Transport on 3 February 2005.
•

Royal Dutch Shell expects to buy back “A” Shares in preference to “B” Shares considering, amongst other factors, the prevailing market prices and relative tax treatment of buy backs of “A” Shares and “B” Shares.

Jeroen van der Veer, Chief Executive, said today: “We have been encouraged by the widespread support of shareholders since the unification proposals were initially announced in October last year. We look forward to our shareholders formally voting on the final proposals on 28 June 2005 in The Hague and London. In publishing the full documentation today, we remain firmly on track for the completion of the Transaction in July.”

This summary should be read in conjunction with the full text of this announcement. Please refer to the legal notices at the end of the full text of this announcement.

Enquiries:

Media

UK/USA/International:	Stuart Bruseth	+44 20 7934 6238
	Andy Corrigan	+44 20 7934 5963
	Simon Buerk	+44 20 7934 3453
	Bianca Ruakere	+44 20 7934 4323
	Lisa Givert	+44 20 7934 2914
	Susan Shannon	+44 20 7934 3277
	Bernadette Cunnane	+44 20 7934 2713
Netherlands:	Herman Kievits	+31 70 377 8750

Institutional Investors

UK:	David Lawrence	+44 20 7934 3855
	Gerard Paulides	+44 20 7934 6287
Europe:	Bart van der Steenstraten	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112

Private Investor Call Centres

UK Call Centre:	Freephone 0800 169 1679 (+44 1903 276323 from outside the UK) Monday to Friday 8:30 a.m. to 5:30 p.m., London time
US Call Centres:

Holders of Royal Dutch New York Registered Shares: Within the US call toll free (877) 278 4235, outside of the US call +1 212 440 9800 Monday to Friday 9.00 a.m. to 11.00 p.m., New York time

Holders of Shell Transport ADRs: Within the US call toll free (877) 278 6357, outside of the US call +1 212 440 9800 Monday to Friday 9.00 a.m. to 11.00 p.m., New York time

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

FOR IMMEDIATE RELEASE 19 MAY 2005

JOINT ANNOUNCEMENT BY N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ (“ROYAL DUTCH”), THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY (“SHELL TRANSPORT”) AND ROYAL DUTCH SHELL PLC (“ROYAL DUTCH SHELL”)

ANNOUNCEMENT OF FINAL PROPOSALS FOR THE RECOMMENDED UNIFICATION OF ROYAL DUTCH AND SHELL TRANSPORT

1	Introduction

On 28 October 2004, the Royal Dutch Boards and the Shell Transport Board announced that they had unanimously agreed, in principle, to propose to their shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell. Today, the Royal Dutch Boards, the Shell Transport Board and the Royal Dutch Shell Board are announcing final proposals for the recommended unification. Full documentation containing further details of the Transaction and of Royal Dutch Shell will be made available to shareholders today.

2.	Background to and reasons for the Transaction

Background

Following the announcements made on 5 March 2004, 18 March 2004 and 17 June 2004, a review of the structure and overall governance of Royal Dutch, Shell Transport and the Royal Dutch/Shell Group was carried out by a Steering Group drawn from the Royal Dutch Boards and the Shell Transport Board. The Steering Group was chaired by Lord Kerr of Kinlochard and its members were Maarten van den Bergh, Sir Peter Job, Jonkheer Aarnout Loudon and Jeroen van der Veer.

The terms of reference of the Steering Group were to consider:

•	how to simplify the Royal Dutch Boards, the Shell Transport Board and the boards of the Royal Dutch/Shell Group holding companies and the management structures of the Royal Dutch/Shell Group;
•	how decision-making processes and accountability could be improved; and
•	ways in which effective leadership for the Royal Dutch/Shell Group as a whole could be enhanced.

On 28 October 2004, the Royal Dutch Boards and the Shell Transport Board announced the Transaction together with reforms in management and governance.

Reasons for the Transaction

The Royal Dutch Boards and the Shell Transport Board believe that implementation of the Transaction and the governance proposals announced on 28 October 2004 will deliver significant benefits, including:

•

Increased clarity and simplicity of governance: A clearer and simpler governance structure, including a single, smaller board and a simplified senior management structure with a single non-executive Chairman, a single Chief Executive and clear lines of authority.

•	Increased management efficiency: Increased efficiency of decision-making and management processes generally, including through the elimination of duplication and the centralisation of functions.
•

Increased accountability: Clear lines of authority and accountability, with the Executive Committee reporting through the Chief Executive to a single board with a single non-executive Chairman is expected to improve the accountability of the board and management to all shareholders.

•

Flexibility in issuing equity and debt: A single publicly traded entity is expected to facilitate equity and debt issuances, including on an SEC-registered basis. Any future issue of “B” Shares will only be made after prior consultation with the Dutch Revenue Service.

3.	Terms of the Transaction

The Transaction will result in Royal Dutch Shell becoming the parent company of Royal Dutch and Shell Transport. The Transaction is to be effected: (i) by way of an exchange offer by Royal Dutch Shell for the Royal Dutch Shares; and (ii) by way of a scheme of arrangement of Shell Transport under section 425 of the Companies Act.

Royal Dutch Shell will have two classes of ordinary shares, “A” Shares and “B” Shares. With the exception of holders of Royal Dutch New York Registered Shares who are being offered “A” ADRs, Royal Dutch Shareholders are being offered “A” Shares under the Royal Dutch Offer. Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants are being offered “B” Shares under the Scheme and holders of Shell Transport ADRs are being offered “B” ADRs . “A” ADRs and “B” ADRs will represent two “A” Shares and two “B” Shares respectively.

The “A” Shares and the “B” Shares will have identical rights except in relation to the Dividend Access Mechanism by which dividends having a UK source are intended to be paid to holders of “B” Shares.

Share exchange terms

The terms of the Transaction reflect the current 60:40 ownership of the Royal Dutch/Shell Group by Royal Dutch and Shell Transport. The Transaction seeks to ensure that Royal Dutch Shareholders, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs are offered Royal Dutch Shell Shares or Royal Dutch Shell ADRs representing the equivalent economic interest in the RDS Group following implementation of the Transaction as their existing shares or ADRs represent in the Royal Dutch/Shell Group.

There are currently 2,069,520,000 Royal Dutch Shares and 9,603,350,000 Shell Transport Ordinary Shares in issue. Accordingly, Royal Dutch Shareholders, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs will each receive, respectively:

for each Royal Dutch Bearer Share or Royal Dutch Hague Registered Share tendered:	2 “A” Shares
for each Royal Dutch New York Registered Share tendered:	1 “A” ADR
for each Shell Transport Ordinary Share (including Shell Transport Ordinary Shares to which holders of Shell Transport Bearer Warrants are entitled):	0.287333066 “B” Shares
for each Shell Transport ADR:	0.861999198 “B” ADRs

The exchange ratios have been calculated so as to ensure that, assuming full acceptance of the Royal Dutch Offer, immediately following Completion the “A” Shares will represent 60 per cent. of the issued ordinary share capital of Royal Dutch Shell and the “B” Shares 40 per cent.

Fractional Entitlements

As a result of the exchange ratios, some Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs may be entitled to fractions of “B” Shares or “B” ADRs (as appropriate). However, such fractions will not be allotted or issued to such persons, but will be aggregated and sold in the market on their behalf as soon as possible following the Effective Date at the best price which can reasonably be obtained at the time of sale. The net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale) shall be paid to the persons entitled to them in accordance with their fractional entitlements. Anyone entitled to receive any net proceeds of sale of fractional entitlements will receive a cheque in due course in respect of such proceeds.

Implementation and conditions

The Transaction will be implemented in accordance with the Implementation Agreement entered into by Royal Dutch Shell, Royal Dutch and Shell Transport on 18 May 2005.

The Transaction can only become effective if: (i) all the conditions to the Royal Dutch Offer; and (ii) all the conditions to the Scheme have, in each case, been satisfied or, to the extent permitted, waived. The Transaction is, amongst other things, conditional, subject to waiver, upon the number of Royal Dutch Shares that have been validly tendered for exchange, and have not been withdrawn, before the expiry of the Royal Dutch Offer Acceptance Period representing at least 95 per cent. of the issued share capital of Royal Dutch that is then outstanding. Full details of the conditions to which the Transaction is subject are set out in Appendix 1.

Timetable

A summary timetable for the Transaction is set out at Appendix 2. The principal events within the Transaction timetable include:

•	19 May: Transaction documentation available to shareholders.
•	20 May: Commencement of Royal Dutch Offer Acceptance Period.
•

28 June: The approval of Shell Transport Shareholders will be sought in respect of the Scheme at a meeting convened by order of the High Court and at the related Shell Transport EGM. Approval of the Implementation Agreement by Royal Dutch Shareholders will be sought at the Royal Dutch annual general meeting.

•	18 July: The Royal Dutch Offer Acceptance Period ends, subject to extension by press release, at 11.00 p.m. (Amsterdam time).
•	19 July: The hearing, at the High Court, of the petition to sanction the Scheme is expected to take place at 10:30 a.m. (UK time).
•	20 July: It is expected that Completion will take place and trading in Royal Dutch Shell Shares will commence.

4.	Overview of Royal Dutch Shell

New corporate structure

On Completion the two existing parent companies, Royal Dutch and Shell Transport, will become subsidiaries of a single parent company, Royal Dutch Shell. The terms of the existing arrangements between Royal Dutch and Shell Transport will terminate upon Completion.

Royal Dutch Shell is incorporated in England and Wales and is headquartered and resident in The Netherlands for Dutch and UK tax purposes. The current split central offices of the Royal Dutch/Shell Group will be consolidated into a single headquarters in The Netherlands.

Directors of Royal Dutch Shell

Royal Dutch Shell has a single tier board of directors headed by a Non-Executive Chairman, with management led by a Chief Executive.

Aad Jacobs is the Non-Executive Chairman of Royal Dutch Shell with responsibility for leadership of the Royal Dutch Shell Board. Aad Jacobs will be Chairman until his previously planned retirement at the Royal Dutch Shell annual general meeting in 2006 when it is envisaged that he will be succeeded by an external appointee. The search for his successor has commenced. Lord Kerr is the Deputy Chairman of the Royal Dutch Shell Board and senior independent Non-Executive Director.

Jeroen van der Veer will lead Royal Dutch Shell as Chief Executive. He is already acting as Group Chief Executive of the Royal Dutch/Shell Group.

Reporting to Jeroen van der Veer are: Peter Voser, Chief Financial Officer; Malcolm Brinded, Executive Director of Exploration and Production; Linda Cook, Executive Director of Gas & Power; and Rob Routs, Executive Director of Oil Products and Chemicals. Jeroen van der Veer chairs an Executive Committee comprising himself and the four executive directors named above.

The Royal Dutch Shell Board comprises ten Non-Executive Directors (including the Chairman) and five Executive Directors as set out below:

Name	Role
Aad Jacobs	Chairman and Chairman of the Nomination and Succession Committee(3)
Lord Kerr of Kinlochard	Deputy Chairman (and Senior Independent Non-Executive Director)(1),(3)
Jeroen van der Veer	Chief Executive
Peter Voser	Executive Director, Chief Financial Officer
Malcolm Brinded	Executive Director, Exploration and Production
Linda Cook	Executive Director, Gas & Power
Rob Routs	Executive Director, Oil Products and Chemicals
Maarten van den Bergh	Non-Executive Director(2)
Sir Peter Burt	Non-Executive Director(4)
Mary (Nina) Henderson	Non-Executive Director(2) (4)
Sir Peter Job	Non-Executive Director(1)
Wim Kok	Non-Executive Director, and Chairman of the Social Responsibility Committee(2)
Jonkheer Aarnout Loudon	Non-Executive Director, and Chairman of the Remuneration Committee(1) (3)
Christine Morin-Postel	Non-Executive Director (4)
Lawrence Ricciardi	Non-Executive Director, and Chairman of the Audit Committee(4)

(1) Member of the Remuneration Committee

(2) Member of the Social Responsibility Committee

(3) Member of the Nominations and Succession Committee

(4) Member of the Audit Committee

Six of the ten non-executive directors on the Royal Dutch Shell Board have been drawn from the seven members of the Royal Dutch Supervisory Board; four have been drawn from the nine non-executive directors of the Shell Transport Board.

Five of the ten non-executive directors are expected to be replaced by 2008, namely the Chairman in 2006 and two more in each of 2007 and 2008. The retiring non-executive directors will be replaced by candidates with the appropriate experience and qualifications to ensure the continued effectiveness of the Royal Dutch Shell Board’s supervision of the RDS Group.

The Royal Dutch directors and Shell Transport directors who are not joining the Royal Dutch Shell Board will retire from the Royal Dutch Boards and the Shell Transport Board.

5.	Dividends

Dividend policy

In setting the level of the dividend, the Royal Dutch Shell Board will seek to increase dividends at least in line with inflation over time. The base for the 2005 financial year will be the dividends paid by Royal Dutch in respect of the financial year ended 31 December 2004.

Dividends declared by Royal Dutch Shell will, following Completion, be paid on a quarterly basis starting with the dividend for the second quarter of 2005. This dividend is expected to be declared on 28 July 2005 and paid on 15 September 2005. The ex-dividend date will be 3 August 2005.

Royal Dutch and Shell Transport have declared dividends on their respective shares of euro 0.46 and 4.55p per share in respect of the first quarter of 2005. The Royal Dutch Shell Board will take these dividends into account when determining the dividends which Royal Dutch Shell should declare for the remainder of the year.

Dividend Access Mechanism

To facilitate the preservation of the current tax treatment of dividends paid to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants, dividends to be received by holders of “B” Shares are intended to have a UK source. This will be achieved by paying the dividends to which they are entitled through the Dividend Access Mechanism. The Dividend Access Mechanism has been approved by the Dutch Revenue Service. Dividends to be received by holders of “A” Shares will have a Dutch source.

In the event that any of the dividends to which holders of “B” Shares are entitled are not paid through the Dividend Access Mechanism, the balance will be paid with Dutch source dividends. The dividend access mechanism may be suspended or terminated at any time by the Royal Dutch Shell Board, without financial recompense, for instance in response to changes in relevant tax legislation.

Currency of dividends

Royal Dutch Shell will declare its dividend in euro.

Dividends declared on the “A” Shares will be paid in euro, although holders of “A” Shares will be able to elect to receive dividends in Pounds Sterling. Dividends declared on the “B” Shares will be paid in Pounds Sterling, although holders of “B” Shares will be able to elect to receive dividends in euro. Holders of Royal Dutch Shell ADRs will receive payment in US dollars and will not be able to elect to receive dividends in any other currency

The Pounds Sterling and US Dollar amounts that will be paid to investors in Royal Dutch Shell who receive dividends in those currencies will be announced at the same time as the declaration of the dividend in euro.

6.	Buy backs

On 3 February 2005, it was announced that, given the strong cash and debt position of the Royal Dutch/Shell Group at the end of 2004, the Royal Dutch and Shell Transport share buy back programme would be re-launched with a projected return of surplus cash to shareholders for 2005 in the range of US$3 billion to US$5 billion, subject to continued high oil prices. Royal Dutch Shell intends to continue the Royal Dutch and Shell Transport share buy back programme on this basis.

Current Dutch tax law generally imposes withholding tax on buy backs, but would allow Royal Dutch Shell’s buy back of "A" Shares free of withholding tax.  Following Completion Royal Dutch Shell expects to buy back “A” Shares in preference to “B” Shares, considering, amongst other factors, any prevailing market price differences as well as the relative tax treatment of buy backs of “A” Shares and “B” Shares. In any event, any withholding tax arising on buy backs would be borne by Royal Dutch Shell and not the selling shareholder.

7.	Listings and trading

Listings

Applications have been made to the UK Listing Authority for the “A” Shares and the “B” Shares to be admitted to the Official List, and to the London Stock Exchange for the “A” Shares and the “B” Shares to be admitted to trading on the London Stock Exchange’s market for listed securities.

An application has been made, subject to the Royal Dutch Offer being declared unconditional (gestanddoening), to list the “A” Shares and the “B” Shares on Euronext Amsterdam. Subject to official notice of issuance, the listing of the “A” ADRs and the “B” ADRs on the New York Stock Exchange has been approved.

Trading

“A” Shares and “B” Shares will trade either on Euronext Amsterdam (settling through Euroclear Nederland) or on the London Stock Exchange (through SETS, settling through CREST, or through DTS, settling through Euroclear Nederland). The “A” ADRs and “B” ADRs will trade on the New York Stock Exchange, such trades settling in accordance with US market practice for settlement of US publicly traded securities.

The “A” Shares and the “B” Shares will be denominated in euro. However, trading in “A” Shares and “B” Shares will take place in the local currency of the stock exchange or trading system through which they are traded. Accordingly, “A” Shares and “B” Shares will trade in Pounds Sterling on the London Stock Exchange if traded through SETS or in euro if traded through the DTS facility, and will trade in euro on Euronext Amsterdam. Royal Dutch Shell ADRs will trade in US dollars.

De-listings

Shell Transport intends to seek the de-listing of the Shell Transport Ordinary Shares from the Official List with effect from Completion of the Transaction. Similarly, Royal Dutch intends to seek the de-listing of the Royal Dutch Shares from the Official List, Euronext Amsterdam and New York Stock Exchange following Completion.

8.	Action to be taken

Shareholders are encouraged to refer to the detailed documents being made available to them today and are urged to take the actions described therein to support the proposals.

Royal Dutch Shareholders

The period during which Royal Dutch Shareholders can tender their Royal Dutch Shares in the Royal Dutch Offer will end, subject to extension, at 11.00 p.m. (Amsterdam time) on 18 July 2005. Holders of Royal Dutch Shares are requested to make their acceptances known in the appropriate manner as described in the Offer Documents.

In addition, the Royal Dutch Boards are seeking approval of the Implementation Agreement at the Royal Dutch annual general meeting that will be held at 10:30 a.m. (Amsterdam time) on 28 June 2005. Further details of this proposal will be contained in the Royal Dutch annual general meeting notice to be made available to Royal Dutch Shareholders.

Shell Transport Shareholders

The Shell Transport Board is seeking approval of the Scheme at the Court Meeting and at the related Shell Transport EGM. The Court Meeting will be held at 12.00 noon on 28 June 2005 (or as soon thereafter as the Shell Transport annual general meeting concludes or is adjourned) and the Shell Transport EGM is to be held at 12.10 p.m. on 28 June 2005 (or as soon thereafter as the Court Meeting concludes or is adjourned). Shell Transport shareholders are encouraged to vote on the resolutions to be proposed at the Court Meeting and Shell Transport EGM by taking the actions set out in the detailed Transaction documents that are expected to be made available to Shell Transport Shareholders today.

9.	Tax impact of the Transaction

The Transaction

Royal Dutch Shell, Royal Dutch and Shell Transport will not incur any material liability for corporate tax or stamp duty/SDRT in relation to the implementation of the Transaction. The overall effect of the Transaction in tax terms is also broadly neutral for the Royal Dutch/Shell Group.

Generally, there should be no tax liability for Dutch, UK or US Shell Transport Ordinary Shareholders in respect of the implementation of the Scheme, or for Dutch or US Royal Dutch Shareholders in respect of the implementation of the Royal Dutch Offer. The exchange of Royal Dutch Shares pursuant to the Royal Dutch Offer is a disposal for UK tax purposes that will not qualify for UK rollover relief. Royal Dutch Shareholders who are potentially liable to UK tax on chargeable gains may therefore (depending on individual circumstances and subject to any available exemptions or reliefs) incur a chargeable gain on disposing of their shares. Any holders of shares in either Royal Dutch or Shell Transport who are in any doubt as to their tax position should consult their own professional tax advisers.

Taxation of dividends

The “A” Shares and the “B” Shares in Royal Dutch Shell facilitate the preservation of the existing tax treatment on dividends for all shareholders. Dividends paid on the “A” Shares will be taxed in the same manner as dividends currently paid on the Royal Dutch Shares. They will have a Dutch source for tax purposes and will be subject to Dutch withholding tax. It is intended that dividends paid to holders of “B” Shares will have a UK source for tax purposes and, accordingly, will not be subject to Dutch withholding tax and will be taxed in the same manner as dividends currently paid on the Shell Transport Ordinary Shares. The Dividend Access Mechanism has been established for this purpose.

Transfers of Royal Dutch Shell Shares or Royal Dutch Shell ADRs

Trades of “A” Shares and “B” Shares on Euronext or through the London Stock Exchange’s DTS facility will be settled within Euroclear Nederland. There should not therefore be a charge to stamp duty or SDRT for the transferee. Trades of Royal Dutch Shell ADRs should also be free of stamp duty and SDRT.

Trades of “A” Shares and “B” Shares through the London Stock Exchange’s SETS facility will be settled within CREST and will be liable to SDRT at a rate of 0.5 per cent.

Royal Dutch Shell Shareholders seeking to move Royal Dutch Shell Shares from Euroclear Nederland into a CREST account will be able to do so, free of stamp duty and SDRT, for a transaction fee of €5.00. Royal Dutch Shell Shareholders who move Royal Dutch Shell Shares from their CREST accounts to Euroclear Nederland will incur a transaction fee of £2.15 and will incur a 1.5 per cent. SDRT charge on the value of the shares.

Part XXI of the Listing Particulars contains further information relating to dividend taxation and transfer duties.

10	Other matters

UK City Code

This announcement is being made pursuant to Rule 2.5 of the City Code.

AFM

This announcement is being made pursuant to article 9(b)(2)(d) of the 1995 Securities Decree

Interests in Shell Transport

Pursuant to the requirements of Rule 2.5 of the City Code it is necessary to include, in this announcement, information regarding interests held by Royal Dutch Shell (and certain other persons deemed to be acting in concert with Royal Dutch Shell for the purposes of the City Code) in the share capital of Shell Transport.

As at 13 May 2005 (being the last practicable date prior to the publication of this announcement), Royal Dutch Shell held no Shell Transport Shares. Shareholdings in Shell Transport of parties deemed, for the purposes of the City Code, to be acting in concert with Royal Dutch Shell are set out in Appendix 3.

Royal Dutch/Shell Group Share Plans

The intention is to provide for rollovers of participants' existing options or other rights over Royal Dutch Shares or Shell Transport Ordinary Shares into equivalent rights over Royal Dutch Shell Shares where possible and subject to applicable legal requirements. Such rollover will be effected using the same exchange ratios as are being used in the Royal Dutch Offer and in the Scheme. This will enable the participants to maintain their interests in the RDS Group. Royal Dutch/Shell Group Share Plan participants will receive further information about the effect of the Transaction on their rights in a separate communication.

Royal Dutch Priority Shares

As announced on 17 June 2004, a proposal to abolish the Royal Dutch Priority Shares will be put to the Royal Dutch annual general meeting on 28 June 2005. The proposal will not be subject to the Royal Dutch Offer being declared unconditional (gestanddoening).

Shell Transport Preference Shares

In conjunction with the implementation of the Transaction, Shell Transport proposes to cancel and repay the Shell Transport Preference Shares. Assuming that the special resolutions relating to the Shell Transport Preference Shares are passed at the Shell Transport EGM and subject to the sanction of the High Court:

(i)	o

in consideration for the cancellation of the Shell Transport First Preference Shares, holders of Shell Transport First Preference Shares at the Cancellation and Repayment Record Time will receive from Shell Transport, for each Shell Transport First Preference Share, £1.0448 (subject to rounding) comprising:

	o	the £1 of capital paid up on such share;
o

a premium of £0.0284 calculated by reference to the average share price of the Shell Transport First Preference Shares (adjusted to take account of unpaid arrears of dividend down to the dividend payment date on 1 April 2005) in the six months preceding 18 April 2005 (being the date thirty clear days before the date of the notice of the Shell Transport EGM); and

	o	£0.0164, being the fixed dividend on such share down to the date of the repayment of capital (which is expected to be 19 July 2005); and
(ii)	o

in consideration for the cancellation of the Shell Transport Second Preference Shares, holders of Shell Transport Second Preference Shares at the Cancellation and Repayment Record Time will receive from Shell Transport, for each Shell Transport Second Preference Share, £1.4735 (subject to rounding) comprising:

	o	the £1 of capital paid up on such share;
o

a premium of £0.4410 calculated by reference to the average share price of the Shell Transport Second Preference Shares (adjusted to take account of unpaid arrears of dividend down to the dividend payment date on 1 February 2005) in the six months preceding 18 April 2005 (being the date thirty clear days before the date of the notice of the Shell Transport EGM); and

	o	£0.0325, being the fixed dividend on such share down to the date of the repayment of capital (which is expected to be 19 July 2005)

Amounts payable to holders of Shell Transport Preference Shares in respect of the premium and the fixed dividend will each be rounded up to the nearest number of whole pence. The figures set out above have been calculated on the assumption that payment to the holders of Shell Transport Preference Shares takes place on 19 July 2005. If payment takes place after 19 July 2005, the amount to be received by the holders of Shell Transport Preference Shares will increase (to reflect the resulting increased accrued dividend entitlement).

Advisers

Citigroup and Rothschild are acting as joint sponsors and financial advisers in relation to the Introduction to the Official List and as joint dealer managers in relation to the listing of the Royal Dutch Shell ADRs in New York. ABN AMRO, Citigroup and Rothschild are acting as co-listing agents in relation to the Introduction to Euronext Amsterdam. ABN AMRO is acting as financial adviser to Royal Dutch in relation to the Royal Dutch Offer. Deutsche Bank is acting as independent financial adviser to Shell Transport in relation to the Transaction.

11	Recommendations

Royal Dutch Offer

The Royal Dutch Supervisory Board and the Royal Dutch Board of Management have unanimously reached the conclusion, on the basis of considerations stated in the Offer Documents, that the Transaction is in the best interests of Royal Dutch, Royal Dutch Shareholders and Royal Dutch’s other stakeholders. They are furthermore of the opinion that the Royal Dutch Offer contained in the Offer Documents is fair and reasonable and accordingly unanimously recommend its acceptance. The Royal Dutch Supervisory Board and the Royal Dutch Board of Management have been advised by ABN AMRO and received a separate opinion from ABN AMRO that, as at 27 October 2004, based upon and subject to matters considered, assumptions used and qualifications set forth therein, the exchange ratio used in the Royal Dutch Offer was fair, from a financial point of view, to the holders of Royal Dutch Shares. ABN AMRO confirmed its opinion by delivering a written opinion dated 13 May 2005 to the Royal Dutch Supervisory Board and the Royal Dutch Board of Management.

Shell Transport Scheme

The Shell Transport Directors, who have been so advised by Deutsche Bank, consider the terms of the Transaction to be fair and reasonable for Shell Transport Ordinary Shareholders. In providing advice to the Shell Transport Directors, Deutsche Bank has taken into account the commercial assessments of the Shell Transport Directors.

The Shell Transport Directors consider the resolutions to be proposed at the Shell Transport EGM to be in the best interests of the Shell Transport Shareholders as a whole.

Accordingly, the Shell Transport Directors unanimously recommend that Shell Transport Ordinary Shareholders vote, and that holders of Shell Transport ADRs instruct the Shell Transport ADR Depositary to vote, in favour of the resolution to be proposed at the Court Meeting and that Shell Transport Shareholders vote, and that holders of Shell Transport ADRs instruct the Shell Transport ADR Depositary to vote, in favour of the resolutions to be proposed at the Shell Transport EGM as they intend to do in respect of their own beneficial shareholdings which, on 13 May 2005 (being the last practicable date prior to this announcement), amounted to 740,449 Shell Transport Ordinary Shares and 11,400 Shell Transport ADRs, in aggregate representing 0.007829 per cent. of the issued share capital of Shell Transport.

APPENDIX 1

TERMS AND CONDITIONS TO THE TRANSACTION

Conditions to the Scheme and the Royal Dutch Offer

The Transaction can only become effective if (i) all the conditions to the Scheme, and (ii) all the conditions to the Royal Dutch Offer have, in each case, been satisfied or, to the extent permitted by applicable law and the Implementation Agreement, waived. In addition, Shell Transport has undertaken not to proceed with the Scheme and to withdraw the Scheme in the event that prior to the Hearing Date the Implementation Agreement is terminated in accordance with its terms.

The Transaction will become effective upon registration of the Order by the Registrar of Companies which, subject to the sanction of the Scheme by the High Court, is expected to occur on 20 July 2005. Unless the Scheme becomes effective by 31 December 2005, or such later date as Royal Dutch Shell, Royal Dutch and Shell Transport may agree and the High Court may allow, the Scheme will not become effective and the Transaction will not proceed.

The Royal Dutch Offer will be declared unconditional (gestand gedaan), and the Scheme will become effective if the following conditions are fulfilled or, to the extent permitted by applicable law and the Implementation Agreement, waived.

1.	Conditions to the Scheme

The Scheme is conditional upon:

(i)

the approval by a majority in number representing three-fourths in value of the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting, either in person or by proxy, at the Court Meeting;

(ii)

the passing of the special resolution required to approve and implement the Scheme and the associated reduction of capital and to amend the Shell Transport Articles as set out in the notice of the Shell Transport EGM;

(iii)	the passing of the special resolutions for the cancellation and repayment of the Shell Transport Preference Shares as set out in the notice of the Shell Transport EGM;
(iv)

the admission to the Official List of the "A" Shares and the "B" Shares becoming effective in accordance with the Listing Rules or (if Royal Dutch Shell and Shell Transport so determine and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such "A" Shares and "B" Shares to the Official List, and the London Stock Exchange agreeing to admit such "A" Shares and "B" Shares to trading, subject only to (a) the re-classification of the appropriate number of Euro Deferred Shares as “A” Shares; (b) the allotment of such "B" Shares; and/or (c) the Scheme becoming effective;

(v)	the "A" Shares and the "B" Shares being authorised for listing on Euronext Amsterdam subject to the Royal Dutch Offer being declared unconditional (gestanddoening);
(vi)	the Royal Dutch Shell ADRs to be issued in connection with the Transaction being approved for listing on the New York Stock Exchange, subject to official notice of issuance;
(vii)

all necessary filings or applications having been made in connection with the Transaction and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Transaction;

(viii)	the conditions to the Royal Dutch Offer (other than the condition in paragraph 2(ix) below) having been satisfied or waived on or before the Order Date by Royal Dutch Shell;
(ix)

the sanction (with or without modification) by the High Court of the reduction of capital involved in the cancellation and repayment of the Shell Transport Preference Shares and the registration by the Registrar of Companies of the order confirming the reduction of capital relating to the Shell Transport Preference Shares; and

(x)	the sanction (with or without modification) by the High Court of the Scheme and the registration by the Registrar of Companies of the Order.

The conditions in paragraphs 1(i), (ii), (viii) and (x) above may not be waived. Shell Transport has agreed in the Implementation Agreement not to waive the conditions of the Scheme or to determine whether such conditions have been satisfied without the prior written consent of Royal Dutch.

2.	Conditions to the Royal Dutch Offer

The Royal Dutch Offer is conditional upon:

(i)

the number of Royal Dutch Shares that have been validly tendered for exchange before the expiry of the Royal Dutch Offer Acceptance Period and that have not been withdrawn representing at least 95 per cent. of the issued share capital of Royal Dutch that is then outstanding;

(ii)	the "A" Shares and the "B" Shares being authorised for listing on Euronext Amsterdam subject to the Royal Dutch Offer being declared unconditional (gestanddoening);
(iii)

the admission to the Official List of the "A" Shares and the "B" Shares becoming effective in accordance with the Listing Rules or (if Royal Dutch Shell and Shell Transport so determine and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such "A" Shares and "B" Shares to the Official List, and the London Stock Exchange agreeing to admit the "A" Shares and "B" Shares to trading, subject only to (a) the re-classification of the appropriate number of Euro Deferred Shares as “A” Shares; (b) the allotment of such "B" Shares; and/or (c) the Scheme becoming effective;

(iv)	the Royal Dutch Shell ADRs to be issued in connection with the Transaction being approved for listing on the New York Stock Exchange, subject to official notice of issuance;
(v)

prior to the expiry of the Royal Dutch Offer Acceptance Period, no notification being received from the AFM that the Royal Dutch Offer has been made in conflict with Chapter IIA of the 1995 Securities Act in which case the Admitted Institutions, pursuant to section 32a of the 1995 Securities Decree, would not be allowed to co-operate with the execution and settlement of the Royal Dutch Offer;

(vi)

prior to the expiry of the Royal Dutch Offer Acceptance Period, the Royal Dutch annual general meeting being held in accordance with Dutch law to inform Royal Dutch Shareholders about the Royal Dutch Offer and the Royal Dutch annual general meeting having resolved to approve the entering into by Royal Dutch of the Implementation Agreement;

(vii)

all necessary filings or applications having been made in connection with the Transaction and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Transaction (other than those referred to in paragraph 2(viii) below);

(viii)

the US Registration Statement and the registration statements on Form F-6 relating to Royal Dutch Shell ADRs having become effective in accordance with the provisions of the US Securities Act, no stop order suspending the effectiveness of those registration statements having been issued by the SEC and no proceedings for that purpose having been initiated or threatened by the SEC and not concluded or withdrawn; and

(ix)	the sanction (with or without modification) by the High Court of the Scheme and the registration by the Registrar of Companies of the Order.

The conditions in paragraphs 2(v), (viii) and (ix) above may not be waived. The remaining conditions may be waived by Royal Dutch Shell. Royal Dutch Shell has agreed in the Implementation Agreement not to waive the conditions of the Royal Dutch Offer or to determine whether such conditions have been satisfied without the prior written consent of Royal Dutch and Shell Transport.

APPENDIX 2

TRANSACTION TIMETABLE

The expected Transaction timetable is set out below.

Date (2005)	Event
19 May	Publication of Transaction documents
20 May	Commencement of Royal Dutch Offer Acceptance Period
26 June, 6.00pm (London time)	Voting Record Time (Court Meeting and Shell Transport EGM)
28 June 10.30am (Amsterdam time)	Royal Dutch annual general meeting
11.00am (London time)	Shell Transport annual general meeting
12.00 noon(1) (London time)	Court Meeting
12.10pm (2) (London time)	Shell Transport EGM
14 July 10.30am (London time)	Hearing of petition to confirm the cancellation and repayment of the Shell Transport Preference Shares
6.00pm (3) (London time)	Cancellation and Repayment Record Time
15 July, 8.30am (3) (London time)	Registration of the order relating to the cancellation and repayment of the Shell Transport Preference Shares
18 July, 11.00pm (4) (Amsterdam time)	End of Royal Dutch Offer Acceptance Period
19 July (5)	Last day of dealings in Shell Transport Ordinary Shares and Shell Transport ADRs
8.00am (4) (Amsterdam time)	Announcement that the Royal Dutch Offer is unconditional (gestand wordt gedaan) except for the sanction of the Scheme by the High Court and the registration of the Order by the Registrar of Companies
10.30am (London time)	Hearing of petition to sanction the Scheme
6.00pm (London time)(5)	Scheme Record Time
20 July (5)(6)(7)	Effective Date and Honouring Date (8)
8.00am (5)	Registration of the Order by the Registrar of Companies
8.00am (London time) 9.00am Amsterdam time) (5)	Commencement of dealings in Royal Dutch Shell Shares on the London Stock Exchange and on Euronext Amsterdam
9.00am (Amsterdam time) (9)	Start of Subsequent Acceptance Period, if any

9.30am (New York City time)(5)	Commencement of trading of Royal Dutch Shell ADRs on the NYSE
28 July	Declaration date for the proposed Royal Dutch Shell second quarter dividend
2 August	Euroclear Nederland record date for the proposed Royal Dutch Shell second quarter dividend
3 August	Ex-dividend date for the proposed Royal Dutch Shell second quarter dividend
5 August	Main record date for the proposed Royal Dutch Shell second quarter dividend
9 August, 3.00pm (Amsterdam time) on (6)(7)	End of Subsequent Acceptance Period, if any(9)

(1)	Or as soon thereafter as the Shell Transport annual general meeting is concluded or adjourned.
(2)	Or as soon thereafter as the Court Meeting is concluded or adjourned.
(3)	These dates are indicative only and will depend, inter alia, on the date upon which the High Court confirms the cancellation and repayment of the Shell Transport Preference Shares.
(4)

Unless the Royal Dutch Offer Acceptance Period is extended in accordance with Article 9o paragraph 5 of the 1995 Securities Decree and applicable US securities laws (in which case an announcement to that effect will be made no later than the next Euronext Amsterdam trading day).

(5)	These dates are indicative only and will depend, inter alia, on the date upon which the High Court sanctions the Scheme.
(6)

Before the opening of Euronext Amsterdam, unforeseen circumstances excepted, unless the Royal Dutch Offer Acceptance Period is extended in accordance with Article 9o paragraph 5 of the 1995 Securities Decree and applicable US securities laws.

(7)	Or as soon thereafter as the Order has been registered with the Registrar of Companies.
(8)	This is the date on which the Royal Dutch Offer is declared unconditional (gestand wordt gedaan) in all respects.
(9)	Assuming 20 July 2005 as the Honouring Date.

All references to time are to London time unless otherwise stated.

APPENDIX 3

CITY CODE SHAREHOLDING DISCLOSURES

Shareholdings in Shell Transport of parties deemed, for the purposes of the City Code, to be acting in concert with Royal Dutch Shell are set out below.

As at 13 May 2005 (being the last practicable date prior to the publication of this announcement), the interests of the Royal Dutch Shell Directors in Shell Transport Shares were as follows:

Director	Number of Shell Transport Ordinary Shares (including, where indicated, those represented by Shell Transport ADRs)
Malcolm Brinded	77,948
Peter Voser	None
Sir Peter Burt	10,000
Mary (Nina) Henderson	9,000 (represented by Shell Transport ADRs)
Sir Peter Job	3,570
Lord Kerr of Kinlochard	10,000

All of the above interests are beneficial interests.

As at 13 May 2005 (being the last practicable date prior to the publication of this announcement), the following Royal Dutch Shell Directors had options or awards outstanding in respect of Shell Transport Shares under the Royal Dutch/Shell Group Share Plans:

Name	Plan granted under	Dates of grant	Number of shares under option/ performance shares conditionally awarded under the LTIPs	Exercise price per share	Market price at date of award	Exercise period	Performance period
Malcolm Brinded	Share Option Plans	11/12/97	37,500	£4.39	-	11/12/00-10/12/07	-
		22/12/98	139,200	£3.63	-	22/12/01-21/12/08	-
		23/03/00	183,750	£5.05	-	23/03/03-22/03/10	-
		13/11/00	14,000	£5.63	-	13/11/03-12/11/10	-
		26/03/01	139,100	£5.52	-	26/03/04-25/03/11	-
		07/05/04	800,000	£3.99	-	07/05/07-06/05/14	-
	LTIP	07/05/04	353,383	-	£3.99	-	01/01/04-31/12/06
	LTIP	15/09/04	5,322	-	£4.15	-	01/01/04-31/12/06
	LTIP	15/03/05	7,770	-	£4.94	-	01/01/04-31/12/06
Peter Voser	Share Option Plans	05/11/04	800,000	£4.32	-	05/11/07-04/11/14	-
	LTIP	05/11/04	252,314	-	£4.32	-	01/01/04-31/12/06
	LTIP	15/03/05	5,465	-	£4.94	-	01/01/04-31/12/06

The options and awards referred to above were granted for no monetary consideration.

As at 13 May 2005 (being the last practicable date prior to the publication of this announcement), the following associates of Royal Dutch Shell owned or controlled the following Shell Transport Shares:

Name	Number of Shell Transport Shares	Number of Shell Transport ADRs
The Shell Petroleum Company Limited	130,505,577	-
B.V. Nederlandse Internationale Industrie-en Handel Maatschappij	52,034,409	-
Solen Insurance Limited	309,157	-
Shell Foundation	50,140	-
Shell Contributory Pension Fund	27,081,738	-
Shell Overseas Contributory Pension Fund	4,577,427	-
Shell International Pension Fund	204,096	-
Irish Shell Contributory Pension Fund	264,655	-
Fonds de Pensions Belgian Shell	68,400	-
Norske Shell Pension Fund	13,566	-
Caisse de Retraites du Personnel Shell	104,928	-
Brunei Shell Provident Fund	4,093	-
Brunei Shell Retirement Benefit Fund	22,302	-
Shell Trustees Nigeria Limited	52,450	-
Stichting Shell Pensionenfonds	5,964,297	-
Deutsche Shell Pensionen Treuhand	480,514	-

As at 13 May 2005 (being the last practicable date prior to the publication of this announcement), the following advisers of Royal Dutch Shell and/or Royal Dutch (excluding any exempt market makers) held the following Shell Transport Shares:

Name	Number of Shell Transport Shares	Number of Shell Transport ADRs
Citigroup Global Markets Inc.	11,200	245,041
Citigroup Asset Management Limited	235,119	7,513
Citi Fund Management Inc.	16,372	-
Citicorp Trust Bank, fsb	-	4,751
Salomon Brothers Asset Management	-	34,732
ABN AMRO Bank N.V.	7,962,432	-

APPENDIX 4

DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise.

References in this announcement to Royal Dutch Bearer Shares or Royal Dutch Shell Shares shall, where the relevant shares are held by Euroclear Nederland in its capacity as central institute (central instituut) under the Securities Giro Act and the context so permits, include references to interests held in such shares by other persons in accordance with the Securities Giro Act.

“1995 Securities Act”	the Dutch 1995 Act on the supervision of the securities trade;
“1995 Securities Decree”	the Dutch 1995 Decree on the supervision of the securities trade;
““A” ADRs”	“A” American depositary receipts, each representing two “A” Shares;
“ABN AMRO”	ABN AMRO Bank N.V.;
“Admitted Institutions”

the institutions which hold Royal Dutch Bearer Shares or, after the Settlement Date, Royal Dutch Shell Shares on behalf of their clients through Euroclear Nederland as an admitted institution of Euroclear Nederland or, as the context so permits, which hold Royal Dutch Bearer Shares or, after the Settlement Date, Royal Dutch Shell Shares on behalf of their clients through an institution which is an admitted institution of Euroclear Nederland;

“AFM”	the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten);
““A” Shares”

class A ordinary shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell, which have the rights attached to the A shares as set out in the Royal Dutch Shell Articles and which are offered pursuant to the Royal Dutch Offer;

““B” ADRs”	“B” American depositary receipts each representing two “B” Shares;
““B” Shares”

class B ordinary shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell, which have the rights attached to the “B” Shares as set out in the Royal Dutch Shell Articles and which are proposed to be issued pursuant to the Scheme;

“Business Day”	any day on which banks are generally open in London, Amsterdam and New York for the transaction of business other than a Saturday or Sunday or public holiday;

“Cancellation and Repayment Record Time”	6.00 p.m. on the Business Day immediately preceding the day on which the cancellation and repayment of the Shell Transport Preference Shares becomes effective;
“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);
“Citigroup”	Citigroup Global Markets Limited;
“City Code”	the UK City Code on Takeovers and Mergers;
“Companies Act”	the Companies Act of England and Wales 1985, as amended;
“Completion”	the Royal Dutch Offer becoming unconditional (gestanddoening) in all respects and the Scheme becoming effective;
“Court Meeting”

the meeting of Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants convened by direction of the High Court pursuant to section 425 of the Companies Act, or any adjournment thereof;

“CREST”

the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time operated by CRESTCo Limited;

“Deutsche Bank”	Deutsche Bank AG London;
“Dividend Access Mechanism”	the dividend access mechanism by which dividends having a UK source are intended to be paid to holders of “B” Shares;
“DTS”	the London Stock Exchange’s Dutch Trading Service for trading Dutch equity market securities;
“Dutch Revenue Service”

the Dutch Revenue Service (Belastingdienst), a unit governed by the Dutch Ministry of Finance (Ministerie van Financiën) competent to impose and collect Dutch income tax (inkomstenbelasting), Dutch corporate income tax (vennootschapsbelasting) and miscellaneous other Dutch taxes;

“Effective Date”

the date on which the Scheme becomes effective in accordance with its terms upon registration of the Order by the Registrar of Companies, which, subject to the sanction of the Scheme by the High Court, is expected to be 20 July 2005;

“€” or “euro”	euro, the legal currency of the European Monetary Union;
“Euroclear Nederland”	the Dutch depositary and settlement institute defined as the “Central Institute” under the provisions of the Securities Giro Act (Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.);
“Euro Deferred Shares”	the euro deferred shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell;
“Euronext Amsterdam”	as the context requires, Euronext Amsterdam N.V. or Eurolist by Euronext Amsterdam;
“Existing Agreements”

the agreements currently in force between Royal Dutch and Shell Transport which regulate their respective economic rights in their combined business interests and/or the management and governance of their combined business interests;

“Hearing”	the hearing by the High Court of the petition to sanction the Scheme;
“Hearing Date”	the date of the Hearing;
“High Court”	the High Court of Justice in England and Wales;
“Honouring Date”	the date on which the Royal Dutch Offer is declared unconditional (gestand wordt gedaan) in all respects by Royal Dutch Shell, which is expected to be 20 July 2005;
“Implementation Agreement”	the implementation agreement dated 18 May 2005 between Royal Dutch Shell, Royal Dutch and Shell Transport;
“Introduction”	as the context requires, the introduction of the Royal Dutch Shell Shares to the Official List and/or the admission of the Royal Dutch Shell Shares to Euronext Amsterdam;
“Listing Particulars”

the listing particulars expected to be dated 19 May 2005 comprising listing particulars and a prospectus relating to Royal Dutch Shell for the purpose of the listing of the Royal Dutch Shell shares on the London Stock Exchange and Euronext Amsterdam, respectively

“Listing Rules”	the listing rules of the UK Listing Authority as amended from time to time;
“London Stock Exchange”	the London Stock Exchange plc or its successor(s);
“New York Stock Exchange” or “NYSE”	New York Stock Exchange, Inc;
“Offer Documents”	the Royal Dutch Offer Document and the US Prospectus;
“Official List”	the official list of the UK Listing Authority;
“Order”	the order of the High Court sanctioning the Scheme;
“Panel”	the Panel on Takeovers and Mergers;
“£” or “Pounds Sterling”	UK pounds sterling;
“RDS Group”	Royal Dutch Shell and its subsidiaries and subsidiary undertakings following the Transaction;
“Registrar of Companies”	the Registrar of Companies in England and Wales;
“Rothschild”	NM Rothschild & Sons Limited;
“Royal Dutch”

N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), a company incorporated in The Netherlands (registered at the Chamber of Commerce, The Hague under number 27002690) whose registered office is at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands;

“Royal Dutch Articles”	the articles of association of Royal Dutch dated 31 May 2002;
“Royal Dutch Bearer Shares”

ordinary shares with a nominal value of €0.56 each in the capital of Royal Dutch, held by Euroclear Nederland in its capacity as central institute (central instituut) under the Securities Giro Act, or, as the case may be, represented by share certificates to bearer provided with separate dividend coupons (K-Stukken);

“Royal Dutch Board of Management”	the board of management of Royal Dutch;
“Royal Dutch Boards”	the Royal Dutch Board of Management and the Royal Dutch Supervisory Board;
“Royal Dutch Hague Registered Shares”	ordinary shares in registered form, with a nominal value of €0.56 each, in the capital of Royal Dutch registered on the share register kept in The Hague;
“Royal Dutch New York Registered Shares”	ordinary shares in registered form, with a nominal value of €0.56 each, in the capital of Royal Dutch registered in the share register kept in New York;
“Royal Dutch Offer”	the exchange offer being made by Royal Dutch Shell for the Royal Dutch Shares on the terms and conditions set out in the Offer Documents;
“Royal Dutch Offer Acceptance Period”

the period during which Royal Dutch Shareholders can tender their Royal Dutch Shares in the Royal Dutch Offer and which starts on 20 May 2005 and which ends, subject to extension, at 11:00 p.m. (Amsterdam time) on 18 July 2005;

“Royal Dutch Offer Document”

the offer document dated 19 May 2005 and all other documents incorporated by reference therein whereby Royal Dutch Shell addresses the Royal Dutch Offer to all non-US holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares;

“Royal Dutch Priority Shares”	priority shares in the capital of Royal Dutch with a nominal value of €448 each;
“Royal Dutch Shareholders”	the holders of Royal Dutch Shares;
“Royal Dutch Shares”	the Royal Dutch Bearer Shares, Royal Dutch Hague Registered Shares and the Royal Dutch New York Registered Shares;
“Royal Dutch Shell”

Royal Dutch Shell plc, a company incorporated in England and Wales with registered number 04366849, whose registered office is at Shell Centre, London SE1 7NA, UK and whose headquarters are at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands;

“Royal Dutch Shell “A” ADR Deposit Agreement”	the deposit agreement between Royal Dutch Shell, the Royal Dutch Shell “A” ADR Depositary and all holders of “A” ADRs thereunder;
“Royal Dutch Shell “A” ADR Depositary”	JP Morgan Chase Bank, N.A., the depositary under the Royal Dutch Shell “A” ADR Deposit Agreement;
“Royal Dutch Shell ADRs”	the “A” ADRs and the “B” ADRs;
“Royal Dutch Shell Articles”	the articles of association of Royal Dutch Shell adopted on 17 May 2005;
“Royal Dutch Shell “B” ADR Deposit Agreement”	the deposit agreement between Royal Dutch Shell, the Royal Dutch Shell “B” ADR Depositary and all holders of “B” ADRs thereunder;
“Royal Dutch Shell “B” ADR Depositary”	The Bank of New York, the depositary under the Royal Dutch Shell “B” ADR Deposit Agreement;
“Royal Dutch Shell Board” or “Royal Dutch Shell Directors”	the board of directors of Royal Dutch Shell from time to time;
“Royal Dutch/Shell Group”

the companies (other than Royal Dutch Shell) in which Royal Dutch and Shell Transport together or separately, either directly or indirectly, have control either through a majority of the voting rights or the right to exercise a controlling influence or to obtain the majority of the benefits and be exposed to the majority of the risks;

“Royal Dutch/Shell Group Share Plans”	the employee share option and other equity-related employee incentive plans operated by the Royal Dutch/Shell Group;
“Royal Dutch Shell Shares”	“A” Shares and “B” Shares;
“Royal Dutch Supervisory Board”	the Supervisory Board of Royal Dutch;
“Scheme” or “Scheme of Arrangement”	the proposed scheme of arrangement under section 425 of the Companies Act between Shell Transport and Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants;
“SDRT”	stamp duty reserve tax
“SEC”	the US Securities and Exchange Commission;
“Securities Giro Act”	the Dutch Securities Giro Act (Wet giraal effectenverkeer);
“SETS”	the London Stock Exchange electronic trading service;
“Settlement Date”

the date on which “A” Shares are intended to be delivered to Royal Dutch Shareholders who have tendered their Royal Dutch Shares in the Royal Dutch Offer which, subject to the sanction of the Scheme by the High Court, is expected to be 25 July 2005;

“Shell Transport”

The “Shell” Transport and Trading Company, public limited company, a public company incorporated in England and Wales with registered number 54485 whose registered office is at Shell Centre, London SE1 7NA, UK;

“Shell Transport ADR Deposit Agreement”	the second amended and restated deposit agreement dated as of 1 December 1992, among Shell Transport, the Shell Transport ADR Depositary and all holders of Shell Transport ADRs issued thereunder;
“Shell Transport ADR Depositary”	the depositary under the Shell Transport ADR Deposit Agreement, which is currently The Bank of New York;
“Shell Transport ADRs”	American depositary receipts issued pursuant to the Shell Transport ADR Deposit Agreement, each representing six Shell Transport Ordinary Shares;
“Shell Transport Articles”	the articles of association of Shell Transport as at 19 May 2005;
“Shell Transport Bearer Warrants”	the bearer warrants issued by Shell Transport which entitle the holder to Shell Transport Ordinary Shares in accordance with the terms of the bearer warrants;
“Shell Transport Board”	the board of directors of Shell Transport;
“Shell Transport EGM”	the extraordinary general meeting of Shell Transport convened for 28 June 2005, or any adjournment thereof;
“Shell Transport First Preference Shares”	the 5½ per cent. First Preference shares of £1 each in the capital of Shell Transport;
“Shell Transport Ordinary Shareholders”	the holders of Shell Transport Ordinary Shares;
“Shell Transport Ordinary Shares”	ordinary shares of 25 pence each in the capital of Shell Transport;
“Shell Transport Preference Shares”	the Shell Transport First Preference Shares and the Shell Transport Second Preference Shares;
“Shell Transport Second Preference Shares”	the 7 per cent. Second Preference shares of £1 each in the capital of Shell Transport;
“Shell Transport Shareholders”	the holders of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants, Shell Transport First Preference Shares and/or Shell Transport Second Preference Shares;
“Shell Transport Shares”	Shell Transport Ordinary Shares, Shell Transport Bearer Warrants, Shell Transport First Preference Shares and/or Shell Transport Second Preference Shares;
“Steering Group”

the steering group established to carry out a review of the structure and overall governance of the Royal Dutch/Shell Group, chaired by Lord Kerr of Kinlochard and also comprising Maarten van den Bergh, Sir Peter Job, Jonkheer Aarnout Loudon and Jeroen van der Veer;

“Transaction”	the proposed transaction pursuant to which Royal Dutch Shell will, through the Royal Dutch Offer and the Scheme, become the holding company of Royal Dutch and Shell Transport;
“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
“uncertificated” or “in uncertificated form”

a share or other security recorded on the relevant register of the share or security concerned as being in uncertificated form in CREST and title to which, by virtue of the CRESTCo Regulations, may be transferred by means of CREST;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;
“United States” or “US”	the United States of America, its territories and possessions and any of the United States of America and the District of Columbia;
“US Prospectus”

the prospectus expected to be dated 19 May 2005 forming part of the US Registration Statement which is addressed to all holders of Royal Dutch New York Registered Shares and US holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares;

“US Registration Statement”	the registration statement on Form F-4, including the US Prospectus and all documents incorporated by reference therein;
“US Securities Act”	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and
“Voting Record Time”

in relation to the Court Meeting and the Shell Transport EGM, 6.00 p.m. on 26 June 2005 or, if either of the Court Meeting or the Shell Transport EGM is adjourned, 6.00 p.m. on the day preceding the date of the adjourned Court Meeting or Shell Transport EGM.

Citigroup Global Markets Limited (“Citigroup”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as sponsor, co-listing agent and financial adviser to Royal Dutch Shell and as financial adviser to Royal Dutch and Shell Transport and no one else in connection with the Transaction and the Introduction and will not be responsible under the provisions of FSMA or any regulations made thereunder to anyone other than Royal Dutch Shell, Royal Dutch or Shell Transport for providing the protections afforded to clients of Citigroup, or for providing advice in relation to the Transaction and the Introduction.

NM Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as sponsor, co-listing agent and financial adviser to Royal Dutch Shell and as financial adviser to Royal Dutch and Shell Transport and no one else in connection with the Transaction and the Introduction and will not be responsible under the provisions of FSMA or any regulations made thereunder to anyone other than Royal Dutch Shell, Royal Dutch or Shell Transport for providing the protections afforded to clients of Rothschild, or for providing advice in relation to the Transaction and the Introduction.

Deutsche Bank AG London (“Deutsche Bank”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Shell Transport and no one else in connection with the Transaction and will not be responsible under the provisions of FSMA or any regulations made thereunder to anyone other than Shell Transport for providing the protections afforded to clients of Deutsche Bank, or for providing advice in relation to the Transaction.

ABN AMRO Bank N.V. (“ABN AMRO”) is acting for Royal Dutch Shell and Royal Dutch (and has provided certain financial services, and may continue to provide certain financial or investment banking services to Royal Dutch Shell, including acting as Dutch exchange agent, co-listing agent in connection with the listing of shares on Euronext Amsterdam and paying agent) and no one else in connection with the Transaction and the Introduction and will not be responsible under FSMA or any regulations made thereunder to anyone other than Royal Dutch Shell and Royal Dutch for providing the protections afforded to clients of ABN AMRO, or for providing advice in relation to the Transaction and the Introduction.

This announcement contains forward-looking statements that are subject to risk factors. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the Scheme and the Royal Dutch Offer being satisfied (including the failure of Royal Dutch shareholders to approve entering into by Royal Dutch of the Implementation Agreement and the failure of Shell Transport shareholders to approve the Scheme); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell Shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction; and other factors affecting the Royal Dutch Shell Group of companies’ businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

The Royal Dutch Offer and the Scheme are not being made and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not being and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This announcement and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this announcement and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this announcement (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been and will not be notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. This announcement and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been, will be or can be, carried out in the Republic of Italy. This announcement and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or person or entities in the Republic of Italy.

The distribution of this announcement in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements.

This announcement does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of Royal Dutch or Shell Transport. The Shell Transport shareholders are urged to read the scheme document and listing particulars and the Royal Dutch shareholders are urged to read the offer document and the prospectus because they contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars/prospectus are expected to be available from the date of this announcement.

Holders of ordinary shares of Royal Dutch are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch Offer that have been or will be filed with, or furnished to, the SEC by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been or will be filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam and the AFM by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of any of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and Shell Transport can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors of Royal Dutch and Shell Transport are advised to seek expert financial advice before making any decisions as regards the Royal Dutch Offer or the Scheme.

Under the provisions of Rule 8.3 of the City Code, any person who, alone or acting together with any person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Shell Transport, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Shell Transport is required to disclose by not later than 12.00 noon (London time) on the business day following the date of the relevant transaction, every dealing in any relevant securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the Scheme becomes effective or is withdrawn.

Under the provisions of Rule 8.1 of the City Code, any such dealings by Royal Dutch Shell, Royal Dutch or Shell Transport or by any of their respective “associates” (within the meaning of the City Code) must also be disclosed.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 19 May 2005